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15027409 ON

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SECURITIES A
W.

SEC FILE NUMBER
8- 53542

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___July 1, 2014___ ENDING____June 30, 2015____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
The Bank Street Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Landmark Square 3rd Floor
_____
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____James H. Henry____   203-252-2800
                                                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. R. Reid Associates, LLP
_____
(Name – if individual, state last, first, middle name)

1010 Northern Blvd	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
[X] Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).

**Potential Persons who are to respond to the collection of information
contained in this form are not required to respond unless the
form displays a currently valid OMB control number**



OATH OR AFFIRMATION

I,___James H. Henry_____, swear (or affirm) that,
to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the
firm of
The Bank Street Group LLC_____

_____, as of _____

June 30_____, 2015___, are true and correct. I further swear (or affirm) that neither the company nor
any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a
customer, except as follows:

_____

_____

_____

_____ Signature

_____ Senior Managing Director
                                                             Title

_____
Notary Public

Teresa K. Burns
Notary Public-Connecticut
My Commission Expires
September 30, 2017

This Report ** contains (check all applicable boxes):

[X] (a) Facing Page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss)
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
     (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
     (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
     (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and
          the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
     (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods
          of Consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
     (n) A report describing any material inadequacies found to exist or found to have existed since the date of the
          previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE BANK STREET GROUP LLC

*REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION*

YEAR ENDED JUNE 30, 2015

TABLE OF CONTENTS   PAGE



G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1010 Northern Blvd., Suite 336, Great Neck, NY 11021
TEL: 516.466.6650 FAX: 516.466.2442

780 Third Ave., 7th Floor, New York, NY 10017
TEL: 212.883.0011 FAX: 212.883.0111

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of The Bank Street Group LLC

We have audited the accompanying statement of financial condition of The Bank Street Group LLC as of June 30, 2015, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of The Bank Street Group LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Bank Street Group LLC as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of The Bank Street Group LLC's financial statements. The supplemental information is the responsibility of The Bank Street Group LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

G.R. Reid Associates, LLP

Great Neck, NY

August 20, 2015

THE BANK STREET GROUP LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2015

ASSETS

Cash	$ 4,387,582
Accounts receivable	2,402,310
Furniture, fixtures and equipment, at cost, less accumulated depreciation of $15,355	2,319
Security deposit	39,035
TOTAL ASSETS	**$ 6,831,246**

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$ 3,390,556
Members' equity	3,440,690
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 6,831,246**

THE BANK STREET GROUP LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2015

REVENUES

Investment banking and advisory fees	$ 13,955,120
Other income	298,188
TOTAL REVENUES	14,253,308

EXPENSES

Employee compensation and benefits	14,495,315
Consulting	258,197
Communications and data processing	55,724
Occupancy	181,872
Professional Fees	40,239
Travel and entertainment	468,808
Regulatory fees	94,493
Information technology services	66,488
Office expenses	51,361
Other operating expenses	320,746
Depreciation	80
TOTAL EXPENSES	16,033,323
NET LOSS	$ (1,780,015)

THE BANK STREET GROUP LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2015

BALANCE-BEGINNING OF YEAR	$ 5,369,001
Net income	(1,780,015)
Members distribution	(148,296)
BALANCE-END OF YEAR	$ 3,440,690

THE BANK STREET GROUP LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2015

Cash flows from operating activities	
Net income	$ (1,780,015)
Adjustments to reconcile net loss net provided by operating activities:	
Depreciation expense	80
Changes in operating assets and liabilities:	
Accounts receivable	1,112,727
Security deposit	(1,952)
Accounts payable and accrued expenses	3,270,429
Net cash provided by operating activities	2,601,269
Cash flows from investing activities	
Purchase of property, equipment and intangible assets	(2,399)
Net cash used in investing activities	(2,399)
Cash flows from financing activities	
Members' distribution	(148,296)
Net cash used in financing activities	(148,296)
NET CHANGE IN CASH	2,450,574
CASH-BEGINNING OF YEAR	1,937,008
CASH-END OF YEAR	$ 4,387,582
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income tax	$ -

See notes to financial statements

- 5 -

1. **ORGANIZATION AND NATURE OF BUSINESS**

   The Bank Street Group LLC (the "Company"), formed in May 2001 is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) and does not carry or hold securities for customer accounts. There are no liabilities subordinated to claims of general creditors during the year ended June 30, 2015.

   As a boutique investment bank, the Company provides merger, acquisition and financial advisory services to its clients. The Company assists management teams with analyzing, structuring and executing a wide range of strategic and financial alternatives. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICES**

   SIGNIFICANT CREDIT RISK AND ESTIMATES

   The Company as a non-clearing broker does not handle any customer funds or securities. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to accounts receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries and geographic areas. As of June 30, 2015, the Company had no significant concentrations of credit risk.

   USE OF ESTIMATES

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

REVENUE RECOGNITION

Revenues consist of success fees and retainer fees, as well as other advisory fee revenues. The Company earns advisory fees from consulting services, which are recognized when services are completed. Success fee revenue is associated with the successful completion of a transaction and is recognized at closing. In connection with its advisory activities, the Company receives non-refundable retainer fees for services to be provided. Such retainers are recognized when received by the Company.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The Company maintains cash with a major financial institution. At times, such amounts might exceed Federal Deposit Insurance Corporation ("FDIC") limits.

PROPERTY AND EQUIPMENT

Property is stated at cost. Expenditures that represent improvements (including replacements that extend the life of the asset) to property are capitalized, while repairs and maintenance are charged to operations. Depreciation is computed using rates adequate to depreciate the cost of applicable assets over their expected useful lives.

Property and equipment consist of the following as of June 30, 2015:

	Estimated Useful lives	Amount
Office equipment	5 years	$17,674
Less: Accumulated depreciation		15,355
Fixed assets-net		$ 2,319

Depreciation expense for the year ended June 30, 2015 was $80.

INCOME TAXES

The Company files its federal income tax as a limited liability company under the provisions of the Internal Revenue Code. Under these provisions, the Company's net income or loss is reported directly on the individual tax return of its members. The members are individually liable for Federal, state and local income taxes.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONTINUED)**

INCOME TAXES (CONTINUED)

In addition, recently issued guidance by the Financial Accounting Standards Board (FASB) on Uncertainty in Income Taxes, which was adopted by the Company effective January 1, 2010, had no effect on the financial statements. Management concluded there were no material uncertain tax positions at June 30, 2015, principally because of its status as a non-taxable "pass-through" entity for federal and state income tax purposes.

The Company files U.S. federal income tax returns and state and local income tax returns in Connecticut. Returns filed in these jurisdictions for tax years ended on or after June 31, 2010 are subject to examination by the relevant taxing authorities.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 20, 2015, the date these financial statements were available to be issued.

3.   **COMMITMENTS AND CONTINGENT LIABILITIES**

The Company leases its office facilities under an agreement which provides for scheduled rent increases. The Company signed a new lease agreement which shall commence on November 1, 2014 and shall expire on May 31, 2018. For financial statement purposes, base rent payments are being accounted for on a straight-line basis. A deferred rent liability, representing the cumulative difference between the rent paid and the amount recognized under the straight-line method, has been recorded. There are also provisions for additional rent based upon real estate taxes and operating costs of the landlord.

Certain leases contain renewal options and escalation clauses. Rent expense for 2015 aggregated to $181,872 and is included in the Occupancy expense line item on the statement of operations.

Future minimum annual rental commitments under operating leases as of June 30, 2015 are as follows:

Year	Amount
2016	$239,000
2017	244,000
2018	250,000
	$733,000

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at June 30, 2015, and were subsequently settled had no material effect on the financial statements as of that date.

THE BANK STREET GROUP LLC

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2015

4. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, in that Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

5. **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness of $3,390,556 whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2015, the Company had net capital of $997,026 which exceeded requirements by $771,012. The Company had a percentage of aggregate indebtedness to net capital of 340.07% as of June 30, 2015.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF JUNE 30, 2015

THE BANK STREET GROUP LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1   *SCHEDULE 1*
OF THE SECURITIES AND EXCHANGES
JUNE 30, 2015

NET CAPITAL

Total members' equity	$ 3,440,690
Deductions and/or charges:	
Non-allowable assets	
Accounts receivable	2,402,310
Fixed assets net	2,319
Other assets	39,035
TOTAL NON-ALLOWABLE ASSETS	2,443,664
NET CAPITAL	997,026
AGGREGATE INDEBTNESS	$ 3,390,556
MINIMUM NET CAPITAL REQUIRED (6.67% of AI)	$ 226,014
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 771,012
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL	340.07%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of June 30, 2015.



G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1010 Northern Blvd., Suite 336, Great Neck, NY 11021
TEL: 516.466.6650 FAX: 516.466.2442

780 Third Ave., 7th Floor, New York, NY 10017
TEL: 212.883.0011 FAX: 212.883.0111

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of The Bank Street Group LLC

We have reviewed management's statements, included in the accompanying, exemption report in which (1) The Bank Street Group LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Bank Street Group LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (1), (2)(i), (2)(ii) or (3) (the "exemption provisions") and (2) The Bank Street Group LLC stated that The Bank Street Group LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Bank Street Group LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Bank Street Group LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1), (2)(i), (2)(ii) or (3) of Rule 15c3-3 under the Securities Exchange Act of 1934.

G. R. Reid Associates, LLP

Great Neck, NY

August 20, 2015



James H. Henry	Bank Street Group LLC
Senior Managing Director	Four Landmark Square
(203) 252-2802	Stamford, CT 06901
jhenry@bankstreet.com	www.bankstreet.com

August 12, 2015

Annual Audit Exemption Report

Bank Street Group L.L.C. claims that it was exempt from SEC Rule 15c3-3 throughout the fiscal year ended June 30, 2015.

James Henry, on behalf of Bank Street Group L.L.C. makes the following statements to the best of his knowledge and belief:

1) Bank Street Group L.L.C. operates pursuant to SEC Rule 15c3-3 (k)(2)(i);

2) Bank Street Group L.L.C. met the identified exemption provisions in SEC Rule 15c3-3(k) throughout the fiscal year without exception;

James Henry
Senior Managing Director

Member FINRA | SPIC

Mergers & Acquisitions | Private Placements | Restructuring | General Financial Advisory



G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1010 Northern Blvd., Suite 336, Great Neck, NY 11021
TEL: 516.466.6650 FAX: 516.466.2442

780 Third Ave., 7th Floor, New York, NY 10017
TEL: 212.883.0011 FAX: 212.883.0111

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Members of

The Bank Street Group LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by The Bank Street Group LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating The Bank Street LLC's compliance with the applicable instructions of Form SIPC-7. The Bank Street Group LLC's management is responsible for The Bank Street LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, cash disbursements journal July 1, 2014 and June 30, 2015 noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015 as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

G. R. Reid Associates, LLP

Great Neck, NY
August 20, 2015

THE BANK STREET GROUP LLC

SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENT RECONCILIATION
FOR THE FISCAL YEAR ENDED JUNE 30, 2015

SIPC NET OPERATING REVENUE	$ 13,955,121
GENERAL ASSESSMENT AT .0025 (MINIMUM)	$ 34,888
Less payment made with SIPC-6	16,865
PAYMENT MADE WITH SIPC-7	$ 18,023

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 6/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> AMENDED
> 053542 FINRA JUN
> THE BANK STREET GROUP LLC
> ATTN: JAMES HENRY
> 4 LANDMARK SQ
> STAMFORD CT 06901-2502

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James Henry 203-252-2802

2. A. General Assessment (item 2e from page 2) — $ 34,888

   B. Less payment made with SIPC-6 filed (**exclude interest**)
      January 16, 2015 — (16,865)
      _____Date Paid_____

   C. Less prior overpayment applied — (0)

   D. Assessment balance due or (overpayment) — 18,023

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum — 0

   F. Total assessment balance and interest due (or overpayment carried forward) — $ 18,023

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) — $ 0

   H. Overpayment carried forward — $(114)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE BANK STREET GROUP LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 14 day of August , 20 15 .

Senior Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
_____Postmarked_____ _____Received_____ _____Reviewed_____

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2014
and ending 6/30/2015

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ **13,969,746**

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

        Total additions   **0**

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
   (See Instruction C):

   ## Rental Income   **14,625**
   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

   Enter the greater of line (i) or (ii)

   Total deductions   **14,625**

2d. SIPC Net Operating Revenues $ **13,955,121**

2e. General Assessment @ .0025 $ **34,888**
(to page 1, line 2.A.)

2